ETF Global, LLC

Consolidated Balance Sheets (unaudited)

For the years ended December 31, 2021 and 2020

ETF Global, LLC
Consolidated Balance Sheets
For the years ended December 31, 2021 and 2020
(Expressed in United States Dollars)

As at		December 31, 2021		December 31, 2020
Assets				
Current				
Cash and cash equivalents	$	548,718	$	362,880
Restricted cash		49,000		-
Accounts receivable		139,690		149,227
GST/HST receivable		59,476		17,887
Prepaid expense		99,559		950,853
Inventory		41,237		46,767
		937,680		1,527,614
Property, plant and equipment		26,067		28,994
Prepaid expenses, net of current portion		918,968		-
Deposits		16,203	$	27,158
Total Assets	$	1,898,918	$	1,583,766
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payable and accrued liabilities	$	611,789	$	482,864
Warrant deposit		800,000		800,000
Current portion of notes payable		-		197,247
Current Portion of deferred revenue		276,451		250,186
		1,688,240		1,730,297
Deferred revenue		3,134,533		3,104,512
Deferred compensation		850,000		850,000
Notes payable, net of current portion		1,002,900		577,600
Due to related parties		278,001		-
Total Liabilities	$	6,953,674	$	6,262,409
Shareholders' Equity				
Member contributions		(5,054,756)		(4,678,643)
Total Shareholders’ Equity		(5,054,756)		(4,678,643)
Total Liabilities and Shareholders' Equity	$	1,898,918	$	1,583,766

The accompanying notes are an integral part of these consolidated financial statements

ETF Global, LLC
Consolidated Statement of Operations and Loss
For the years ended December 31, 2021 and 2020
(Expressed in United States Dollars)

Period ended December 31,

		2021		2020
Revenues				
Regional development & franchise fees		398,914		442,275
Franchise royalties		441,930		270,521
License revenue		-		30,000
Sale of exercise products		209,480		183,183
Membership sales		457,007		159,921
Other revenue		264,940		215,093
Total Revenues		1,772,271		1,300,993
Operating Expenses				
Cost of products sold		(177,976)		(124,646)
Commission and royalty fees		(296,642)		(236,703)
Franchise repurchase		-		(200,000)
General and administrative		(329,588)		(288,050)
Professional fees		(122,877)		(118,786)
Wages and salaries		(956,896)		(1,058,705)
Payroll taxes		(86,727)		(87,124)
Employee benefits		(71,946)		(41,143)
Marketing and advertising expense		(167,801)		(139,369)
Rent expense		(190,143)		(176,178)
Amortization		(14,206)		(566,560)
Total operating expenses		(2,414,802)		(3,037,264)
Other Expense				
Foreign exchange		(582)		(831)
Finance and interest expense		(60,110)		(42,997)
(Gain) Loss on sale of asset		-		(3,931)
Interest Income		1,863		236
Other income		17,500		1,000
Economic stimulus program		597,217		10,000
Net other income (expense)		555,888		(36,523)
Net Loss Before Income Tax	$	(86,643)	$	(1,772,794)
Income tax		(18,290)		(14,474)
Net Loss and Comprehensive Loss	$	(104,933)	$	(1,787,268)
Net earnings attributable to the Non-controlling interest		8,803		373,309
Net loss attributable to the Company		(96,130)		(1,413,959)

The accompanying notes are an integral part of these consolidated financial statements

ETF Global, LLC
Consolidated Statement of Cash Flows
For the years ended December 31, 2021 and 2020
(Expressed in United States Dollars)

	December 31, 2021		December 31, 2020
Cash Provided by (Used in)			
Operating Activities			
Net loss	(104,933)	$	(1,787,268)
Items not affecting cash:			
Gain on asset disposal	-		3,931
Forgiveness of PPP loans	(429,247)		-
Amortization	14,206		566,560
Changes in non-cash working capital items:			
GST/HST receivable	(41,589)		(17,967)
Accounts receivable	9,537		(48,677)
Inventory	5,530		(40,767)
Prepaid expenses	(67,674)		(13,071)
Accounts payable and accrued liabilities and other	139,881		6,191
Deferred revenue	56,286		64,325
	(418,003)		(1,266,743)
Investing Activities			
Property, plant and equipment purchases	(11,280)		(310,944)
	(11,280)		(310,944)
Financing Activities			
Contribution (distribution) from (to) members	(271,180)		305,736
Loan from related party	278,001		-
Issuance of notes payable	657,300		774,847
Warrant deposit received	-		600,000
	664,121		1,680,583
Inflow (Outflow) of Cash and Cash Equivalents	234,838		102,896
Cash and cash equivalents - Beginning of period	362,880		259,984
Cash and cash equivalents - End of period	597,718	$	362,880

The accompanying notes are an integral part of these consolidated financial statements

ETF Global, LLC
Consolidated Statement of Members' Equity
For the years ended December 31, 2021 and 2020
(Expressed in United States Dollars)

	2021	**2020**
Member's Equity (Deficit), Beginning of the Year	(4,678,643)	(3,197,111)
Net Income (Loss)	(96,130)	(1,413,959)
Contributions	-	305,736
Distributions	(271,180)	-
Non-controlling interest	(8,803)	(373,309)
Member's Equity (Deficit), End of the Year	(5,054,756)	(4,678,643)

The accompanying notes are an integral part of these consolidated financial statements

(Expressed in United States Dollars)

1. NATURE OF OPERATIONS

ETF Global, LLC ("the Company") is a limited liability company formed on January 25, 2019. The Company and its subsidiaries own the rights to franchise Eat the Frog Fitness, a proprietary fitness training program.

The Company's subsidiaries, along with the amount of the Company's controlling financial interests, is as follows: 1) ETF Franchising LLC, the United States franchising division, is 100% owned by the Company 2) ETF Fitness Canada Operations Inc., the Canadian franchising division, is 100% owned by the Company 3) ETF Marketing, LLC, is 100% owned by the Company 4) ETF Management, LLC, is 100% owned by the Company; and 5) ETF Covington, a franchise operation located in Covington Washington, is 51% owned by the Company. All intercompany balances, transactions, and profits have been eliminated in preparing these consolidated financial statements.

As a part of the Company's franchise operations, the Company grants representatives the rights to promote franchise sales in certain agreed upon territories, as defined in Regional Developer Agreements ("RDA"). The RDA's outline the number of franchises to either be sold or operated by the representative, the areas in which the representatives may sell the franchises and determines the timeline of opening fitness studios. An initial Regional Developer fee is charges to representatives for each right granted. RDAs sold generate sales of franchises located in states throughout the Country. The Company's first franchised studio opened in April 2017 in Arizona. Franchises currently operate in the United States and Canada.

During 2020, the Company repurchased one Regional Developer for $200,000. The regional development and franchise fee revenue reported in the 2020 statement of income includes $122,850 which had been deferred prior to the repurchase. The Company recognized a net loss of $77,150 in 2020 as a result of the repurchase.

2. BASIS OF PREPARATION

The financial statements of the Company are prepared on the accrual basis of accounting using accounting principles generally accepted in the United States of America.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less. The Company periodically maintains cash and highly liquid debt instruments in financial institutions with balances in excess of federally insured limits. The Company believes that the risk associated with the balances in excess of federally insured limits is negligible.

Restricted cash

The Company is required by certain states to hold cash received from franchisees in a trust account pending opening of the related franchisee's operations.

(Expressed in United States Dollars)

Accounts receivable and allowance for doubtful accounts

The Company grants credit to substantially all of its franchisees and representatives. Terms are stated in the individual agreements, but generally provide for payment of fees on presentation. Interest is charged on outstanding balances based on the terms of the agreement. Accounts receivable from franchisees comprise the majority of trade accounts receivable and represent contract assets and are stated in the balance sheets at the amount management expects to collect from customers. Based on management's assessment and current relationships with customers having outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial. Therefore, there was no allowance for doubtful accounts as of December 31, 2021 and 2020. Accounts receivable outstanding in excess of 90 days are $63,958 and $56,356 as of December 31, 2021, and 2020, respectively.

Inventory

The Company's inventory primarily consists of heart rate monitors and dietary products which are sold to the franchisees. The inventory is recorded at the lower of cost (average cost method) or net realizable value.

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. The Company capitalizes net assets with estimated useful lives over one year. Maintenance, repairs and costs incurred for the purchase of assets that are below the Company's capitalization threshold are charged to expense as incurred.

Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method. The useful lives for equipment, furniture and fixtures range from 5 to 7 years. Leasehold improvements are depreciated over the shorter of the useful lives of the assets or the remaining lease term. Software is amortized over an expected useful life of 5 years and website costs are amortized over a useful life of 3 years.

The Company periodically reviews the carrying amounts of property and equipment to determine whether current events or circumstances warrant adjustments. If an impairment adjustment is considered necessary, such loss is recognized in the amount which the carrying value of the related assets exceeds their fair value. No impairment expenses were recognized during 2021 and 2020.

Revenue recognition

The Company has adopted the provisions of FASB Accounting Standards Codification ("ASC") Topic 606, *Revenue From Contracts with Customers* ("ASC 606") using the full retrospective method. ASC 606 eliminates industry-specific guidance and provides a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of ASC 606 is that a reporting entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the reporting entity expects to be entitled in exchange for those goods and services.

In accordance with ASC 606, the Company utilizes the following steps to recognize revenues:

- Identify the contract with the customer

- Identify the performance obligations in the contract
- Determine the transaction price
- Allocate the transaction price
- Recognize the revenue when or as the entity satisfies a performance obligation

The Company's primary performance obligation under the RDA's is the granting of certain rights to use the Company's intellectual property and all other services the Company provides under the RDA are not distinct within the RDA and therefore accounted for under ASC 606 as a single performance obligation, which is satisfied over time. Similarly, revenue associated with the sale of individual franchises have a single performance obligation, which is satisfied over time. Revenue is therefore recognized using the straight-line method over the period of the agreement, which is generally 10 years.

The Company may elect to terminate the franchise agreement in the event a franchisee fails to open its studio for full use by customers within the earlier of 180 days of receiving site and lease approval, or 360 days of signing the Franchise Agreement. Franchise fees are generally not refundable. If the franchisee fails to open its studio within the time stipulated in the agreement, the Company will recognize the associated nonrefundable franchise fee revenue. Revenues from franchisees for which the Company has yet to complete performance of its services are deferred.

The transfer of a franchise right to another party requires approval by the Company. The transfer agreement specifies that the prior franchise agreement is terminated as part of the agreement. The Company enters into an agreement with the new franchise holder which covers a 10-year period from the date of the transfer. Because the previous agreement has been formally terminated, the Company recognizes any previously unrecognized initial franchise fees. The fee charged in connection with the transfer is recognized over the 10-year period of the new agreement.

The Company earns royalty income from unit franchisees based on their revenues. Royalty revenue is recognized monthly. The Company pays commissions to Regional Developers based on the royalty revenues received in their respective territories. The Company also earns technology and marketing fees from individual franchises. These amounts are billed and recognized monthly.

Management fee income consists of fees received for management services provided to an affiliated party. The fees are recognized on the straight-line basis over the term of the agreement.

Deferred revenues relate to fees paid by Regional Developers for their RDA and fees paid by individual franchisees and are recognized on a straight-line basis over the term of the underlying franchise agreement.

Under certain circumstances, the Company pays commissions to third-party marketing companies based on revenues generated associated with obtaining Regional Developers. The Company also pays commissions to Regional Developers based on sales of franchises within their specified area and royalties charged to individual franchisees. Commissions associated with initial franchise sales income which has been deferred are capitalized until the related income is recognized. Commissions associated with initial unit franchise fees are payable to Regional Developers in two phases. The first installment is payable upon the Company's its site. Commissions payable represents contract liabilities amounts which are associated with the second receipt of initial franchise fees. The second installment is generally payable upon the unit franchise opening installment and amounts due related to recently closed sales. The

amount is classified between current and long-term based on the expected timing of the associated franchise's opening.

Fair value measurements

The Company follows ASC 820, "Fair Value Measurements and Disclosures", which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date of measurement. ASC 820 establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amounts shown of the Company's financial instruments including cash and cash equivalents and accounts payable approximate fair value due to the short-term maturities of these instruments.

The Company did not have any financial instruments required to be measured at fair value on a recurring basis as of December 31, 2021 or 2020.

Commitments and contingencies

The Company may at times be subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business. When management believes that a liability is probable and can be reasonably estimated, a liability will be accrued. As of December 31, 2021 and through the date of the report, management is unaware of any matters which it believes warrant recognition and/or disclosure in the financial statements.

(Expressed in United States Dollars)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

4. RELATED PARTY TRANSACTIONS

The Company enters into significant transactions with related parties. It is possible that the terms of such transactions would not be the same with these related parties as would result from transactions among unrelated parties.

Total compensation earned by key management personnel for the years ended December 31, 2021 and 2021 was $303,592 and 290,022, respectively.

During the year ended December 31, 2021, the Company received a loan from a related party, being the minority owner of the ETF Covington. The loan balance at December 31, 2021 is $278,001. The loan is repaid through monthly payments of approximately $3,021 for loan interest and principle repayments.

(Expressed in United States Dollars)

5. PROPERTY PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following as of December 31:

	Software and Website Costs	Equipment	Furniture and fixtures	Leasehold Improvements	Consolidated Total
Cost					
Balance December 31, 2019	5,345	167,741	16,955	107,716	297,757
Additions	4,793	5,887	1,997	298,267	310,944
Disposals	-	(7,500)	-	-	(7,500)
Balance December 31, 2020	**10,138**	**166,128**	**18,952**	**405,983**	**601,201**
Additions	5,950	5,330	-	-	11,280
Balance December 31, 2021	**16,088**	**171,458**	**18,952**	**405,983**	**612,481**
Accumulated Depreciation					
Balance December 31, 2019	2,850	5,746	-	620	9,216
Depreciation for the year	1,884	149,974	14,839	399,863	566,560
Disposals	-	(3,569)	-	-	(3,569)
Balance December 31, 2020	**4,734**	**152,151**	**14,839**	**400,483**	**572,207**
Depreciation for the year	2,516	5,862	3,790	2,038	14,206
Balance December 31, 2021	**7,250**	**158,013**	**18,629**	**402,521**	**586,413**
Carrying Amounts					
Carrying Amount December 31, 2020	**5,404**	**13,977**	**4,113**	**5,500**	**28,994**
Carrying Amount December 31, 2021	**8,838**	**13,445**	**323**	**3,462**	**26,067**

(Expressed in United States Dollars)

6. DEFERRED REVENUE AND PREPAID COMMISSIONS

Contract assets include prepaid commissions related to franchise sales. The following summarizes the activity related to prepaid commissions for the years ended December 31:

	2021	2020
Balance at beginning of year	947,263	891,029
Amounts due to new agreements	203,100	189,750
Expense recognized related to initial fees	(136,522)	(134,612)
Balance at end of the year	**1,013,841**	**946,167**
Other prepaid expense	4,686	4,686
Total prepaid expense	**1,018,527**	**950,853**

Contract liabilities include deferred revenue from initial franchise fees paid by franchisers, as well as fees paid in connection with franchise transfers. The following summarizes the activity related to revenues and deferred revenues for the years ended December 31:

	2021	2020
Balance at beginning of the year	3,354,698	3,290,373
New agreements	455,200	536,600
Revenue recognized	(398,914)	(472,275)
Balance at the end of the year	**3,410,984**	**3,354,698**

7. NOTES PAYABLE

On April 17, 2020, the Company obtained a total of $197,247 in loans through the Payroll Protection Program ("PPP"). The notes are unsecured and bear interest at 1.00%. The agreement provides for no payments for the first six months, after which the loan is to be repaid in monthly payments which result in repayment two years after the loans were originated. If the Company meets criteria under the PPP, the debt may be forgiven in whole or in part. The full amount of the notes payable were classified as a current liability in the 2020 financial statements in anticipation that the obligation would be forgiven during 2021.

On February 1, 2021, the Company obtained a $232,300 loan through the PPP. The note is unsecured and bears interest at 1.00%. The agreement provides for no payments for the first six months, after which the loan is to be repaid in monthly payments which result in repayment two years after the loan was originated. If the Company meets criteria under the PPP, the debt may be forgiven in whole or in part.

During 2021, the Company received notice that the above PPP loans were forgiven. See additional discussion regarding economic stimulus programs below.

During 2020, the Company, through a subsidiary obtained a $500,000 Economic Injury Disaster Loan ("EIDL") through the SBA. The loan bears interest at 3.75% and is secured by certain assets of the Company and is personally guaranteed by two members of ETF Global. The agreement includes various restrictions, including as relates to distributions to owners and on the payment of bonuses. The agreement provides for no payments for 12 months. On March 15, 2021 the SBA announced that the payment deferrals for EIDL loans had been extended to 24 months. After the initial 24 months, the agreement provides for monthly

(Expressed in United States Dollars)

payments of $2,437 per month to be repaid 30 years from the date the loan was originated. As a result of the payment deferrals, the payment of interest was similarly deferred. In addition, the loan payments scheduled to be made in 2022 totaling $19,903 approximate the total interest expense to be recognized during the year ended December 31, 2022.

The following is a summary of the future principal payments required related to the EIDL noted above and timing of the repayment of the outstanding deferred interest as of December 31, 2021 for future years ending December 31:

	Outstanding Deferred Interest	EIDL Note Payable	EIDL Total
2022			
2023	10,009	-	10,009
2024	10,514	-	10,514
2025	10,015	901	10,916
2026	-	11,332	11,332
Thereafter	-	487,767	487,767
Total	30,538	500,000	530,538
Current portion	-	-	-
Long-term portion	**30,538**	**500,000**	**530,538**

During 2020, the Company, through a subsidiary obtained a $74,700 EIDL through the SBA. The note was subsequently modified in 2021 to $500,000. The loan bears interest at 3.75% and is secured by certain assets of the Company and personally guaranteed by two related parties. The Company must make payments of $2,539 per month beginning in November 2022. All remaining principal and accrued interest will be paid on November 2, 2050.

The notes payable as at December 31 consist of the following:

	2021	2020
SBA loan	1,002,900	577,600
PPP loan	-	197,247
Total	1,002,900	774,847
Current portion	-	(197,247)
Long term current portion	**1,002,900**	**577,600**

8. DEFERRED COMPENSATION

During 2019, certain key employees, whom are also related parties, were granted $850,000 of deferred compensation. The compensation is payable on January 1, 2023. Based on the timing indicated, the obligation has been classified as a long-term liability. Because of the uncertainty in the tax rates which will be effective when the compensation is paid, no amount of payroll taxes has been accrued related to this obligation.

Effective December 31, 2019, two employees of the Company were granted warrants for the purchase of approximately 0.7% of the then currently outstanding units of ETF Global. The warrants have a 10-year life and provide for a purchase price of $0.01 per unit. The warrants are only exercisable under specified circumstances, primarily relating to the sale of that company. No expense has been recognized in these financial statements due to the uncertainty of a transaction occurring which would make the warrants exercisable.

(Expressed in United States Dollars)

9. WARRANT DEPOSIT

During 2019 and 2020, the Company received $200,000 and $600,000, respectively, as consideration for warrants for the purchase of common membership units of ETF Global at a purchase price of $0.01 per common unit and have a 10-year life. The warrants allow for the purchase of the greater of 84 common units or the number of common units equal to 8.4% of all classes of membership units of the Company on a fully diluted basis.

10. OPERATING LEASES

The Company signed an operating lease for office space in Anacortes, WA effective from July 1, 2018 through December 31, 2019, for which the monthly rental is $900. The Company exercised its option to renew the lease through June 30, 2021 for a monthly rental of $1,000. The lease was not renewed.

The Company has entered into an operating lease for office space in Issaquah, WA effective from October 2019 to September 2024. The lease provides for a base rate with structured increases each year, plus an allocation of operating costs. Effective July 1, 2021, the Company vacated the space and entered into an agreement to sublet the facilities for 18 months, ending December 31, 2022. The sublease provides for terms similar to the Company's lease with its lessor, including provisions relating to additional payments for rent escalation and additional operating costs.

The Company signed an operating lease for space in Covington, WA effective February 4, 2019, for which the monthly rental is $9,620.

Future minimum lease payments for leases and amounts due under the sublease, including the estimated Issaquah facility operating costs, for years ending December 31 are as follows:

	Lease	Sublease	Net
2022	66,195	(64,434)	1,761
2023	67,839	-	67,839
2024	51,804	-	51,804
Total	**185,838**	**(64,434)**	**121,404**

Rent expense, net of 2021 sublease revenue, was $190,143 and $176,178, for the years ended December 31, 2021 and 2020, respectively.

11. ECONOMIC STIMULUS PROGRAM

The Company has benefited from a variety of programs associated with the COVID-19 pandemic. The following amounts have been recognized in other income in the statements of income for the years ending December 31:

	2021	2020
Paycheck Protection Program Loan 2020	183,900	-
Paycheck Protection Program Loan 2021	245,647	-
Washington state economic programs	20,000	10,000
Employee retention credit	141,517	-
CARES Act Healthcare credit	6,153	-
	597,217	**10,000**

The Company received notification that its loans under the PPP were fully forgiven during 2021.

Based on guidance from its PEO, the Company's remittances of the employer share of federal payroll taxes were reduced by the amount presented above. The Company is not in receipt of approval by the Internal Revenue Services for the actions taken. Therefore, the benefit received is subject to uncertainty. Management believes that the risk of material adjustment to the amounts recognized is remote. Therefore, no reserve has been recognized in these financial statements for the risk.